SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

Steel Connect, Inc.

(NAME OF THE ISSUER)

Steel Connect, Inc.

Steel Partners Holdings L.P.

SP Merger Sub, Inc.
Handy & Harman Ltd.
WHX CS Corp.
Steel Partners, Ltd.
SPH Group LLC
SPH Group Holdings LLC
Steel Partners Holdings GP, Inc.
Steel Excel Inc.
Warren G. Lichtenstein
Jack L. Howard

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

858098106

(CUSIP Number of Class of Securities)

Steel Connect, Inc. Attn: Jason Wong 2000 Midway Ln Smyrna, Tennessee 37167 (914) 461-1276	Steel Partners Holdings L.P. Attn: Maria Reda 590 Madison Avenue, 32nd Floor New York, New York 10022 (212) 520-2300

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Colin J. Diamond Andrew J. Ericksen Adam Cieply White & Case LLP 1221 Avenue of the Americas New York, New York 10020-1095 (212) 819-8754	Victor H. Boyajian Ira L. Kotel Ilan Katz Dentons US LLP 22 Little West 12th Street New York, New York 10014 (212) 376-7800	Brian H. Blaney Alan I. Annex Greenberg Traurig, LLP 333 SE 2nd Avenue, Suite 4400 Miami, Florida 33131 (602) 445-8322

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the SEC nor any state securities regulatory agency has approved or disapproved the Merger, passed upon the merits or fairness of the Merger or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 2 to Rule 13E-3 Transaction Statement, together with the exhibits hereto (as amended, this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Steel Connect, Inc., a Delaware corporation (the “Company” or “Steel Connect”), and the issuer of the shares of common stock, par value $0.01 per share (the “Common Stock”) that are subject to the Rule 13e-3 transaction; (ii) Steel Partners Holdings L.P., a Delaware limited partnership (“Parent” or “Steel Partners”); (iii) SP Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Parent Parties”), (iv) Handy & Harman Ltd., a Delaware limited company, (v) WHX CS Corp., a Delaware corporation, (vi) Steel Partners, Ltd., a Delaware limited company, (vii) SPH Group LLC, a Delaware limited liability company, (viii) SPH Group Holdings LLC, a Delaware limited liability company, (ix) Steel Partners Holdings GP, Inc., a Delaware corporation, (x) Steel Excel Inc., a Delaware incorporation, (xi) Warren G. Lichtenstein, an individual, and (xii) Jack L. Howard, an individual. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated June 12, 2022 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company and the Parent Parties. Pursuant to the Merger Agreement, if the conditions to the closing of the merger are either satisfied or waived, as applicable, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving entity and becoming a private, wholly owned subsidiary of Parent (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of Common Stock (other than (i) shares owned by the Company or any of its wholly owned subsidiaries or by Parent or any of its wholly owned subsidiaries (collectively, “Excluded Shares”) and (ii) shares for which appraisal rights have been properly and validly perfected and not withdrawn or lost will be converted into the right to (a) receive $1.35 in cash per share, without interest and subject to any withholding taxes and (b) one contingent value right to receive, subject to the terms of the Contingent Value Rights Agreement among the Company, Parent, a rights agent to be determined thereunder and a shareholder representative to be designated therein (substantially in the form attached to the Merger Agreement), the ModusLink CVR Payment Amount as provided for in the Merger Agreement.

The board of directors of the Company (the “Board”), acting on the unanimous recommendation of the special committee of the Board (the “Special Committee”), has adopted resolutions (i) determining that the terms of the Merger Agreement and the Merger and the transactions contemplated by the Merger Agreement (the “Transactions”) are advisable, fair to and in the best interest of the Company and the holders of capital stock of the Company (other than holders of Excluded Shares), (ii) approving and declaring advisable the Merger Agreement and the Transactions and (iii) recommending that the holders of capital stock of the Company entitled to vote, vote for the adoption of the Merger Agreement. The Board of Directors of Steel Partners Holdings GP, Inc., the general partner of the Company, has also approved the Merger Agreement and the Transactions.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC an amended preliminary proxy statement (as amended, the “Proxy Statement”) under Regulation 14A of the Exchange Act. The Board will solicit proxies from the stockholders of the Company in connection with the Merger pursuant to the definitive version of the Proxy Statement. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Capitalized terms used but not defined in this Transaction Statement have the meanings given to them in the Proxy Statement.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement was supplied by the Company. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

i

Item 1. Summary Term Sheet

Regulation M-A Item 1001

(a)	The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers About the Annual Meeting and the Merger”

Item 2. Subject Company Information

Regulation M-A Item 1002

(a)	Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger—The Parties to the Merger”

“The Parties to the Merger”

“Proposal No. 1: The Merger Proposal—The Merger Agreement”

“Important Additional Information Regarding Steel Connect—Company Background”

(b)	Securities. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger—Record Date and Quorum”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Additional Information Regarding Steel Connect—Market Price of Our Common Stock”

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Additional Information Regarding Steel Connect—Dividends”

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Additional Information Regarding Steel Connect—Prior Public Offerings”

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Additional Information Regarding Steel Connect—Prior Stock Purchases”

Item 3. Identity and Background of Filing Person

Regulation M-A Item 1003

(a)-(c)	Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“The Parties to the Merger”

“Important Information Regarding the Parent Group Members”

“Proposal No. 3: The Election Proposal—Information Concerning the Directors and the Board’s Nominees”

“Important Additional Information Regarding Steel Connect—Company Background”

“Important Additional Information Regarding Steel Connect—Executive Officers and Directors”

“Important Additional Information Regarding Steel Connect—Security Ownership of Certain Beneficial Owners and Management”

“Where You Can Find Additional Information”

Item 4. Terms of the Transaction

Regulation M-A Item 1004

(a)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers About the Annual Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—The Parent Group Members’ Purposes and Reasons for the Merger”

“Special Factors—Position of the Parent Group as to Fairness of the Merger”

“Special Factors—Plans for Steel Connect after the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Steel Connect’s Directors and Executive Officers in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Regulatory Approvals”

“Special Factors—Anticipated Accounting Treatment of the Merger”

“Proposal No. 1: The Merger Proposal—Vote Required”

“Proposal No. 1: The Merger Proposal—The Merger Agreement”

“Proposal No. 1: The Merger Proposal—Support Agreement”

“Proposal No. 1: The Merger Proposal—Form of Contingent Value Rights Agreement”

Annex A: Agreement and Plan of Merger

Annex C: Voting and Support Agreement

Annex D; Form of Contingent Value Rights Agreement

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers About the Annual Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Steel Connect’s Directors and Executive Officers in the Merger”

“Proposal No. 1: The Merger Proposal—The Merger Agreement”

Annex A: Agreement and Plan of Merger

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger—Rights of Appraisal”

“Special Factors—Rights of Appraisal”

“Proposal No. 1: The Merger Proposal—The Merger Agreement”

Annex E: Section 262 of the General Corporation Law of the State of Delaware

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under following the caption is incorporated herein by reference:

“Other Information—Provisions for Unaffiliated Stockholders”

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Interests of Steel Connect’s Directors and Executive Officers in the Merger”

“Important Information Regarding the Parent Group Members—Past Transactions of the Parent Group”

“Important Additional Information Regarding Steel Connect—Transactions in Common Stock”

“Important Additional Information Regarding Steel Connect—Transactions between Steel Connect and the Parent Group Members”

(b)-(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—The Parent Group Members’ Purposes and Reasons for the Merger”

“Special Factors—Position of the Parent Group as to Fairness of the Merger”

“Special Factors—Plans for Steel Connect after the Merger”

“Special Factors—Interests of Steel Connect’s Directors and Executive Officers in the Merger”

“Important Information Regarding the Parent Group Members—Past Transactions of the Parent Group”

“Proposal No. 1: The Merger Proposal—The Merger Agreement”

“Important Additional Information Regarding Steel Connect—Transactions in Common Stock”

“Important Additional Information Regarding Steel Connect—Transactions between Steel Connect and the Parent Group Members”

“Important Additional Information Regarding Steel Connect—Executive Officers and Directors”

“Where You Can Find Additional Information”

Annex A: Agreement and Plan of Merger

Annex C: Voting and Support Agreement

Annex D: Form of Contingent Value Rights Agreement

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Steel Connect’s Directors and Executive Officers in the Merger”

“Important Information Regarding the Parent Group Members—Past Transactions of the Parent Group”

“Proposal No. 1: The Merger Proposal—Vote Required”

“Proposal No. 1: The Merger Proposal—The Merger Agreement”

“Proposal No. 1: The Merger Proposal—Support Agreement”

“Important Additional Information Regarding Steel Connect—Transactions in Common Stock”

“Important Additional Information Regarding Steel Connect—Transactions between Steel Connect and the Parent Group Members”

“Where You Can Find Additional Information”

Annex A: Agreement and Plan of Merger

Annex C: Voting and Support Agreement

Annex D: Form of Contingent Value Rights Agreement

Item 6. Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger—Certain Effects of the Merger”

“Questions and Answers About the Annual Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Delisting and Deregistration of Common Stock”

Annex A: Agreement and Plan of Merger

(c)(1)-(8)Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers About the Annual Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—The Parent Group Members’ Purposes and Reasons for the Merger”

“Special Factors—Plans for Steel Connect after the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Steel Connect’s Directors and Executive Officers in the Merger”

“Special Factors—Delisting and Deregistration of Common Stock”

“Proposal No. 1: The Merger Proposal—The Merger Agreement”

“Proposal No. 2: The Amendment Proposal”

“Proposal No. 3: The Election Proposal”

“Important Additional Information Regarding Steel Connect—Dividends”

Annex A: Agreement and Plan of Merger

Annex C: Voting and Support Agreement

Annex D: Form of Contingent Value Rights Agreement

Item 7. Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference

“Summary Term Sheet Relating to the Merger—Purposes and Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Summary Term Sheet Relating to the Merger—The Parent Group Members’ Purposes and Reasons for the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—The Parent Group Members’ Purposes and Reasons for the Merger”

“Special Factors—Position of the Parent Group as to Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

Annex A: Agreement and Plan of Merger

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger—Purposes and Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—The Parent Group Members’ Purposes and Reasons for the Merger”

“Special Factors—Position of the Parent Group as to Fairness of the Merger”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger—Purposes and Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Summary Term Sheet Relating to the Merger—The Parent Group Members’ Purposes and Reasons for the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—The Parent Group Members’ Purposes and Reasons for the Merger”

“Special Factors—Position of the Parent Group as to Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

Annex A: Agreement and Plan of Merger

Annex B: Opinion of Houlihan Lokey Capital, Inc.”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers About the Annual Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—The Parent Group Members’ Purposes and Reasons for the Merger”

“Special Factors—Position of the Parent Group as to Fairness of the Merger”

“Special Factors—Plans for Steel Connect after the Merger”

“Special Factors—Projected Financial Information”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Steel Connect’s Directors and Executive Officers in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Delisting and Deregistration of Common Stock”

“Special Factors—Anticipated Accounting Treatment of the Merger”

“Special Factors—Rights of Appraisal”

“Proposal No. 1: The Merger Proposal—The Merger Agreement”

“Proposal No. 1: The Merger Proposal—Form of Contingent Value Rights Agreement

Annex A: Agreement and Plan of Merger

Annex D: Form of Contingent Value Rights Agreement

Item 8. Fairness of the Transaction

Regulation M-A Item 1014

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger—Purposes and Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Summary Term Sheet Relating to the Merger—Opinion of Houlihan Lokey Capital, Inc., Financial Advisor to the Special Committee”

“Summary Term Sheet Relating to the Merger—The Parent Group Members’ Purposes and Reasons for the Merger”

“Summary Term Sheet Relating to the Merger—Position of the Parent Group as to Fairness of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Opinion of Houlihan Lokey Capital, Inc., Financial Advisor to the Special Committee”

“Special Factors—The Parent Group Members’ Purposes and Reasons for the Merger”

“Special Factors—Position of the Parent Group as to Fairness of the Merger”

“Special Factors—Interests of Steel Connect’s Directors and Executive Officers in the Merger”

Annex B: Opinion of Houlihan Lokey Capital, Inc.

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger—Required Votes”

“Questions and Answers About the Annual Meeting and the Merger”

“Proposal No. 1: The Merger Proposal—Vote Required”

“Proposal No. 1: The Merger Proposal—The Merger Agreement”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger—Purposes and Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Summary Term Sheet—Opinion of Houlihan Lokey Capital, Inc., Financial Advisor to the Special Committee”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Opinion of Houlihan Lokey Capital, Inc., Financial Advisor to the Special Committee”

Annex B: Opinion of Houlihan Lokey Capital, Inc.

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger—Purposes and Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

Item 9. Reports, Opinions, Appraisals and Negotiations

Regulation M-A Item 1015

(a)-(b)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The discussion and/or presentation materials and other selected observations prepared by Houlihan Lokey Capital, Inc. and provided to the Special Committee, dated March 9, 2021, March 31, 2021, September 7, 2021, September 9, 2021, October 21, 2021, January 10, 2022, April 4, 2022 and June 12, 2022, are set forth as Exhibits (c)(1)-(c)(8) respectively, hereto and are incorporated herein by reference. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger—Purposes and Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Summary Term Sheet—Opinion of Houlihan Lokey Capital, Inc., Financial Advisor to the Special Committee”

“Special Factors—Background of the Merger”

“Special Factors— Purposes and Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Opinion of Houlihan Lokey Capital, Inc., Financial Advisor to the Special Committee”

“Special Factors—Projected Financial Information”

“Special Factors—Fees and Expenses”

“Where You Can Find Additional Information”

Annex B: Opinion of Houlihan Lokey Capital, Inc.

(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 and filed herewith and will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Common Stock or by a representative who has been so designated in writing. The reports, opinions or appraisals referenced in this Item 9 will also be transmitted by the Company to any interested holder of Common Stock or representative who has been so designated in writing upon written request at the expense of the requesting holder of Common Stock.

Item 10. Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a)-(b)	Source of Funds; Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger—Financing”

“Special Factors—Financing”

“Special Factors—Fees and Expenses”

“Proposal No. 1—The Merger Proposal— The Merger Agreement”

“Proposal No. 1—The Merger Proposal—Form of Contingent Value Rights Agreement”

(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger—Expense Reimbursement and Termination Fee Provisions”

“Special Factors—Fees and Expenses”

“Special Factors—Interests of Steel Connect’s Directors and Executive Officers in the Merger—Compensation of the Special Committee”

“Proposal No. 1: The Merger Proposal—The Merger Agreement”

(d)	Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Interest of Steel Connect’s Directors and Executive Officers in the Merger”

“Important Information Regarding the Parent Group Members”

“Important Additional Information Regarding Steel Connect—Security Ownership of Certain Beneficial Owners and Management”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Additional Information Regarding Steel Connect—Transactions in Common Stock”

Item 12. The Solicitation or Recommendation

Regulation M-A Item 1012

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers About the Annual Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—The Parent Group Members’ Purposes and Reasons for the Merger”

“Special Factors—Position of the Parent Group as to Fairness of the Merger”

“Special Factors—Interests of Steel Connect’s Directors and Executive Officers in the Merger”

“Important Information Regarding the Parent Group Members”

“Proposal No. 1: The Merger Proposal—Vote Required”

“Proposal No. 1: The Merger Proposal—Support Agreement”

“Important Additional Information Regarding Steel Connect—Security Ownership of Certain Beneficial Owners and Management”

Annex C: Voting and Support Agreement

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers About the Annual Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—The Parent Group Members’ Purposes and Reasons for the Merger

“Special Factors—Position of the Parent Group as to Fairness of the Merger”

“Special Factors—Interests of Steel Connect’s Directors and Executive Officers in the Merger”

Item 13. Financial Statements

Regulation M-A Item 1010

(a)	Financial Information. The audited financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2021, filed with the SEC on October 29, 2021, and the Company’s Current Report on Form 8-K, filed with the SEC on August 1, 2022, are incorporated herein by reference and included as Exhibits (a)(6) and (a)(7), respectively, hereto. The unaudited financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2022, filed with the SEC on June 14, 2022, are incorporated herein by reference and included as Exhibit (a)(8) hereto. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Additional Information Regarding Steel Connect—Selected Historical Consolidated Financial Information”

“Important Additional Information Regarding Steel Connect—Book Value Per Share”

“Where You Can Find Additional Information”

(b)       Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a)-(b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers About the Annual Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Opinion of Houlihan Lokey Capital, Inc., Financial Advisor to the Special Committee”

“Special Factors—Interests of Steel Connect’s Directors and Executive Officers in the Merger”

“Special Factors—Fees and Expenses”

Annex B: Opinion of Houlihan Lokey Capital, Inc.

Item 15. Additional Information

Regulation M-A Item 1011

(b)	Golden Parachute Compensation. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger— Interests of Steel Connect’s Directors and Executive Officers in the Merger”

“Special Factors—Interests of Steel Connect’s Directors and Executive Officers in the Merger”

(c)	Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

Regulation M-A Item 1016

(a) (1)	Preliminary Proxy Statement of Steel Connect, Inc. (incorporated by reference to the Steel Connect, Inc. Schedule 14A filed concurrently with the SEC, and incorporated herein by reference.
(a) (2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).
(a) (3)	Letter to the Company Stockholders (incorporated herein by reference to the Proxy Statement).
(a) (4)	Notice of Annual Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).
(a) (5)	Joint Press Release of the Company and Steel Partners dated June 13, 2022 (filed as Exhibit 99.1 to Steel Connect, Inc.’s Current Report on Form 8-K, filed June 13, 2022, and incorporated herein by reference).
(a) (6)	Steel Connect, Inc. Annual Report on Form 10-K for the fiscal year ended July 31, 2021, filed with the SEC on October 29, 2021 (incorporated herein by reference).
(a) (7)	Steel Connect, Inc. Current Report on Form 8-K filed on August 1, 2022 (incorporated herein by reference)
(a) (8)	Steel Connect, Inc. Quarterly Report on Form 10-Q for the quarter ended April 30, 2022, filed with the SEC on June 14, 2022 (incorporated herein by reference).
(b)	None.
(c) (1)	Opinion of Houlihan Lokey Capital, Inc. (incorporated herein by reference to Annex B of the Proxy Statement).
(c) (2)	Discussion Materials, dated March 9, 2021, prepared by Houlihan Lokey Capital, Inc. for the Special Committee of the Board of Directors of Steel Connect, Inc. (incorporated herein by reference to Exhibit (c)(2) of the Transaction Statement on Schedule 13E-3, filed on July 8, 2022 (the “Original Transaction Statement”).
(c) (3)	Selected Observations, dated March 31, 2021, prepared by Houlihan Lokey Capital, Inc. for the Special Committee of the Board of Directors of Steel Connect, Inc. (incorporated herein by reference to Exhibit (c)(3) of the Original Transaction Statement).
(c) (4)	Preliminary Discussion Materials, dated September 9, 2021, prepared by Houlihan Lokey Capital, Inc. for the Special Committee of the Board of Directors of Steel Connect, Inc. (incorporated herein by reference to Exhibit (c)(4) of the Original Transaction Statement).
(c) (5)	Preliminary Discussion Materials, dated October 21, 2021, prepared by Houlihan Lokey Capital, Inc. for the Special Committee of the Board of Directors of Steel Connect, Inc. (incorporated herein by reference to Exhibit (c)(5) of the Original Transaction Statement).
(c) (6)	Preliminary Discussion Materials, dated January 10, 2022, prepared by Houlihan Lokey Capital, Inc. for the Special Committee of the Board of Directors of Steel Connect, Inc. (incorporated herein by reference to Exhibit (c)(6) of the Original Transaction Statement).
(c) (7)	Preliminary Discussion Materials, dated April 4, 2022, prepared by Houlihan Lokey Capital, Inc. for the Special Committee of the Board of Directors of Steel Connect, Inc. (incorporated herein by reference to Exhibit (c)(7) of the Original Transaction Statement).
(c) (8)

Discussion Materials, dated June 12, 2022, prepared by Houlihan Lokey Capital, Inc. for the Special Committee of the Board of Directors of Steel Connect, Inc. (incorporated herein by reference to Exhibit (c)(8) of the Original Transaction Statement).

(d) (1)	Agreement and Plan of Merger, dated June 12, 2022, by and among Steel Partners Holdings L.P., SP Merger Sub, Inc. and Steel Connect, Inc. (incorporated herein by reference to Annex A of the Proxy Statement).
(d) (2)	Voting and Support Agreement, dated as of June 12, 2022, by and among Steel Connect, Inc., Steel Partners Holdings L.P., Handy & Harman Ltd., WHX CS Corp., Steel Partners, Ltd., SPH Group LLC, SPH Group Holdings LLC, Steel Partners Holdings GP Inc., Steel Excel Inc., Warren G. Lichtenstein and Jack L. Howard (incorporated herein by reference to Annex C of the Proxy Statement).
(d) (3)	Form of Contingent Value Rights Agreement (incorporated herein by reference to Exhibit (d)(3) of the Original Transaction Statement).
(d) (4)	Certificate of Amendment of Restated Certificate of Incorporation of Steel Connect, Inc. (incorporated herein by reference to Annex F of the Proxy Statement).
(f)	Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex E of the Proxy Statement).
(g)	None.
107	Filing Fee Table (incorporated herein by reference to Exhibit 107 of the Original Transaction Statement).

SIGNATURes

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2022

STEEL CONNECT, INC.

By:	/s/ Jason Wong
Name:	Jason Wong
Title:	Chief Financial Officer

STEEL PARTNERS HOLDINGS L.P.

By:	Steel Partners Holdings GP Inc., its general partner

By:	/s/ Jack L. Howard
Name:	Jack L. Howard
Title:	President

SP MERGER SUB, INC.

By:	/s/ Gordon A. Walker
Name:	Gordon A. Walker
Title:	President

HANDY & HARMAN LTD.

By:	/s/ Jason Wong
Name:	Jason Wong
Title:	Senior Vice President

WHX CS CORP.

By:	/s/ Jason Wong
Name:	Jason Wong
Title:	Senior Vice President

STEEL PARTNERS, LTD.

By:	/s/ Jack L. Howard
Name:	Jack L. Howard
Title:	President

SPH GROUP LLC

By:	Steel Partners Holdings GP Inc., its managing member

By:	/s/ Jack L. Howard
Name:	Jack L. Howard
Title:	President

SPH GROUP HOLDINGS LLC

By:	Steel Partners Holdings GP Inc., its Manager

By:	/s/ Jack L. Howard
Name:	Jack L. Howard
Title:	President

STEEL PARTNERS HOLDINGS GP INC.

By:	/s/ Jack L. Howard
Name:	Jack L. Howard
Title:	President

STEEL EXCEL, INC.

By:	/s/ Jason Wong
Name:	Jason Wong
Title:	Senior Vice President

WARREN G. LICHTENSTEIN

/s/ Warren G. Lichtenstein

JACK L. HOWARD

/s/ Jack L. Howard